
**March 28, 2008**

**Mr. David T. Merrill**
**Chief Financial Officer and Treasurer**
**Unit Corp.**
**7130 South Lewis, Suite 1000**
**Tulsa, Oklahoma 74136**

> **RE:** **Unit Corp.**
> **Annual Report on Form 10-K**
> **Filed February 27, 2008**
> **File No. 1-09260**

Dear Mr. Merrill:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

In several places in your annual report you reference to further or additional information on a subject matter in the notes to the financial statements. While it is not objectionable to reference additional or collaborating information in the notes to the financial statements, please ensure in future filings that a complete discussion including all material information on a particular issue or subject is included in the text of your annual report and material information is not instead left out of such textual discussion and rather merely referenced to in the notes to the financial statements. Please confirm that you will do so.

Provide the disclosure required by Item 102 of Regulation S-K.

<u>Business, page 1</u>

<u>Land Contract Drilling, page 4</u>

<u>Acquisition and Construction, page 5</u>

With a view towards disclosure, tell us the name of the private drilling company acquired in June of 2007 and address any pre-existing affiliation between you and the target. We note that you also did not name this company in your press release or the Form 8-K filed on June 6, 2007.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>

We suggest that you provide, in future filings, an introductory overview that identifies "the most important themes or other significant matters with which management is concerned primarily in evaluating" your financial condition and operating results. See SEC Release 33-8350 (December 29, 2003) in general and Part III.A of that Release in particular. This will facilitate a better understanding of the more detailed discussion you provide in this section.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

With respect to all accounting comments, you may contact Tracie Towner at (202) 551-3744, or in her absence Karl Hiller, at (202) 551-3686.  With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3745 with any other questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc:     K. Hiller
        T. Towner
        M. Karney